

Imperial
Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

September 1, 2006



06016646

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

Re: File No. 82-34714

We enclose Form 1 – Change in Issued and Outstanding Securities for the period August 2006 submitted to the Toronto Stock Exchange.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659

Enclosure

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	08/01/2006 - 08/31/2006

Summary

Issued & Outstanding Opening Balance :	30,007,142	As at :	08/01/2006

Effect on Issued & Outstanding Securities

Stock Option Plan	21,500
Other Issuances and Cancellations	43,929
Issued & Outstanding Closing Balance :	30,072,571

Stock Option Plan

Stock Options Outstanding Opening Balance: **1,847,833** As at : 07/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/11/2006	N		7,500		
Filer's comment exercise of options at $6.60 per share.					
08/17/2006	N		4,000		
Filer's comment exercise of options at $6.60 per share.					
08/25/2006	N		10,000		
Filer's comment exercise of options at $6.60 per share.					
08/15/2006	N			10,000	
Filer's comment Options lapsed at $6.60 per share.					
Totals		0	21,500	10,000	0

Stock Options Outstanding Closing Balance: **1,816,333** As at : 08/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/22/2006	Convertible Bonds/Notes/Loans/Debentures	11,560
Filer's comment Conversion of CD 78 @ $8.65 face value.		
08/23/2006	Convertible Bonds/Notes/Loans/Debentures	32,369
Filer's comment Conversion of CD 50 @ $8.65 face value.		